T. Rowe Price International Funds, Inc.,

On September 16, 2003, a purported class action was filed in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois against T. Rowe Price International, Inc. and the T. Rowe Price International Funds, Inc. which consists of 12 portfolios. Two unrelated fund groups were also named as defendants.

The Complaint's basic allegation is that the defendants do not make appropriate value adjustments to their foreign securities prior to calculating their funds' daily share prices, thereby benefiting market timing traders at the expense of long-term shareholders.

In the view of management the Complaint is wholly without merit.
T. Rowe Price intends to defend this case vigorously.